UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Wm. Wrigley Jr. Company

(Name of Issuer)

Common Stock (no par value) and Class B Common Stock (no par value)

(Title of Class of Securities)

982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)

(CUSIP Number)

William J. Hagenah III

One Northfield Plaza, Suite 300, Northfield, IL 60093

(847) 441-2980

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

William J. Hagenah III, individually and as Trustee and Co-Trustee of various Wrigley Family Trusts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)/ /

(b)/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

7	SOLE VOTING POWER[1]
NUMBER OF SHARES	10,075,164 shares of Common Stock and
BENEFICIALLY	11,302,346 shares of Class B Common Stock

OWNED BY

EACH
REPORTING	8	SHARED VOTING POWER
PERSON		640,000 shares of Common Stock and
WITH		560,000 shares of Class B Common Stock

9	SOLE DISPOSITIVE POWER[1]
10,075,164 shares of Common Stock and
11,302,346 shares of Class B Common Stock

10	SHARED DISPOSITIVE POWER
640,000 shares of Common Stock and
560,000 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,715,164 shares of Common Stock and
11,862,346 shares of Class B Common Stock

_________________________

 [1] Includes 46,220 shares of Common Stock and 68,480 shares of Class B Common Stock held by the filing person individually.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES

/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7% of shares of Common Stock and 13.4% of shares of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 11.2% of the issued and outstanding Common Stock.

14	TYPE OF REPORTING PERSON
00

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

On May 1, 2006, the Company distributed to all stockholders of record a one-time 5-for-4 stock dividend in which one share of Class B Common Stock was issued for every four shares of Common Stock and one share of Class B Common Stock was issued for every four shares of Class B Common Stock, in each case, held as of the close of business on April 17, 2006. As a result of the stock dividend, Mr. Hagenah, individually and as Trustee and Co-Trustee of various Wrigley Family Trusts, became the beneficial owner of additional shares of Class B Common Stock.

On June 13, 2006, Mr. Hagenah received notice that William Wrigley, Jr. resigned, effective as of May 31, 2006, as co-trustee of trusts for the benefit of certain family members of which he was serving as co-trustee with Mr. Hagenah. As a result of Mr. Wrigley, Jr.’s resignations, Mr. Hagenah became sole trustee and acquired voting or dispositive power over an aggregate of 3,560,856 shares of Common Stock and 3,440,175 shares of Class B Common Stock held by such trusts.

Item 5. Interest in Securities of the Issuer.

(a)	10,715,164 shares of Common Stock (5.7% of Common Stock outstanding) 11,862,346 shares of Class B Common Stock (13.4% of Class B Common Stock outstanding)

Includes 46,220 shares of Common Stock and 68,480 shares of Class B Common Stock held by the filing person individually.

Shares of Class B Common Stock are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B), Mr. Hagenah is deemed to beneficially own 22,577,510 shares of Common Stock, representing 11.2% of the issued and outstanding shares, after giving effect to the assumed conversion by Mr. Hagenah of the shares of Class B Common Stock.

The ownership percentages are based upon 188,937,249 shares of Common Stock and 88,562,539 shares of Class B Common Stock outstanding as of

May 1, 2006, as reported in the Company’s Form 10-Q for the quarter ended March 31, 2006.

(b)	Sole power to vote

10,075,164 shares of Common Stock (5.3%)

11,302,346 shares of Class B Common Stock (12.8%)

Shared power to vote

640,000 shares of Common Stock (0.3%)

560,000 shares of Class B Common Stock (0.6%)

Sole power to dispose

10,075,164 shares of Common Stock (5.3%)

11,302,346 shares of Class B Common Stock (12.8%)

Shared power to dispose

640,000 shares of Common Stock (0.3%)

560,000 shares of Class B Common Stock (0.6%)

Power to vote and dispose is shared with Alison Wrigley Rusack with respect to 640,000 shares of Common Stock (0.3% of Common Stock outstanding) and 560,000 shares of Class B Common Stock (0.6% of Class B Common Stock outstanding).

Item 7. Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2006	/s/ William J. Hagenah III

William J. Hagenah III, individually and as Trustee and Co-Trustee of various Wrigley Family Trusts